Remitly Global, Inc.
1111 Third Avenue
Suite 2100
Seattle, WA 98101
September 22, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549

Attention:	Stephen Kim
Rufus Decker
Donald Field
Mara Ransom

Re:	Remitly Global, Inc.
Registration Statement on Form S-1 (File No. 333-259167) originally filed August 30, 2021, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-40822) filed September 20, 2021
Requested Date: September 22, 2021 Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
Remitly Global, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. The Registrant hereby authorizes Katherine Duncan or Aman Singh, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration. The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Duncan at (206) 389-4537 or, in her absence, Mr. Singh at (212) 430-2767.

Sincerely, REMITLY GLOBAL, INC.

/s/ Matthew Oppenheimer
Matthew Oppenheimer
Chief Executive Officer

Cc:	Saema Somalya
Remitly Global, Inc.

Katherine Duncan
Aman Singh
Angela Park
Fenwick & West LLP
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